Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Administrative Committee
DaVita Retirement Savings Plan:
We consent to the incorporation by reference in the registration statement (No. 333–158220) on Form S-8 of DaVita Inc. of our report dated June 20, 2019, with respect to the statements of net assets available for benefits of the DaVita Retirement Savings Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the DaVita Retirement Savings Plan.
/s/ KPMG LLP
Seattle, Washington
June 20, 2019